                                                                  EXHIBIT 11
                      COMPUTATION OF NET INCOME PER SHARE
                   Quaker State Corporation and Subsidiaries




     For the quarter ended March 31                                    1995                 1994
- --------------------------------------------------------------------------------------------------
     (in thousands except per share data, unaudited)
 1.  Net income                                                      $ 5,596              $ 5,583
==================================================================================================
 2.  Average number of shares of capital stock outstanding            31,473               27,249

 3.  Shares issuable upon exercise of dilutive stock
     options outstanding during the period, based on
     average market prices                                               113                   74

 4.  Shares issuable upon exercise of dilutive stock
     options outstanding during the period, based on
     higher of average or period-end market prices                       113                   74

 5.  Average number of capital and capital equivalent
     shares outstanding (2 + 3)                                       31,586               27,323

 6.  Average number of capital shares outstanding,
     assuming full dilution (2 + 4)                                   31,586               27,323

 7.  Net income per capital and capital equivalent share
     (1 divided by 5)                                                   $.18                 $.20
==================================================================================================
 8.  Net income per capital share assuming full dilution
     (1 divided by 6)                                                   $.18                 $.20
==================================================================================================


     The accompanying notes are an integral part of the financial statements.